FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Mayhew, Karin D. (Last) (First) (Middle) 21650 Oxnard Street (Street) Woodland Hills, CA 91367 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Health Net, Inc. HNT 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

   X   Officer (give title below)

      10% Owner

      Other (specify below)

Senior Vice President, Organization Effectiveness

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock								9,100	D	N/A
Class A Common Stock								1,984	I (4)	By Son

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy) (1)	$24.06	2/20/03 (2)	3/11/03 (2)	A		72,000		(3)	2/20/13	Class A Common Stock	72,000	N/A	72,000	D	N/A

 Explanation of Responses:

       (1) Grant to the Reporting Person of an Option (Right to Buy) under the Issuer's Amended and Restated

            1997 Stock Option Plan in a transaction exempt under Rule 16b-3(d).

       (2) Although the Issuer's Compensation and Stock Option Committee granted the option to the Reporting Person on 2-20-03, the Reporting Person executed the Stock Option Agreement evidencing the grant on 3-11-03 which was within less than 24 hours of being notified of the grant and being presented with such agreement.  This Form 4 was filed within two days of execution of such Stock Option Agreement.

       (3) The Option becomes exerciseable in 25% increments on each of the first through fourth anniversaries of the grant date (2-20-03).

       (4) The Reporting Person disclaims beneficial ownership of all such shares held by her son and this report should not be deemed an admission that the Reporting Person is the beneficial owner of such shares for purposes of

             Section 16 or any other purpose.

/s/ Karin D. Mayhew ** Signature of Reporting Person	3-13-03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002